SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                           SEC File Number : 000-30486


                           NOTIFICATION OF LATE FILING

      (Check One):

           |_| Form 10-K and Form 10-KSB |_| Form 11-K |_| Form 20-F
                   |X| Form 10-Q and Form 10QSB |_| Form N-SAR

         For Period Ended:                September 30, 2004
                         -------------------------------------------------------
|_|  Transition Report on Form 10-K         |_|  Transition Report on Form 10-Q
|_|  Transition Report on Form 20-F         |_|  Transition Report on Form N-SAR
|_|  Transition Report on Form 11-K
     For the Transition Period Ended:

      Read attached instruction sheet before preparing form. Please print or type.
      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
      If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:


                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant:             Advanced Communications Technologies, Inc.
                        --------------------------------------------------------

Former name if applicable
                          ------------------------------------------------------
Address of principal executive office  (Street and number)  420 Lexington Avenue
                                                         -----------------------

City, state and zip code              New York, New York  10170
                        --------------------------------------------------------

                                     PART II
                             RULE 12b-25 (b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

      (a)   The reasons described in reasonable detail in Part III of this form
|X|         could not be eliminated without unreasonable effort or expense;
      (b)   The subject annual report, semi-annual report, transition report on
            Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed
|X|         due date; or the subject quarterly report or transition report on
            Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
      (c)   The accountant's statement or other exhibit required by Rule
            12b-25(c) has been attached if applicable.


                                    PART III
                                    NARRATIVE

      State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

      The Company's accountants have not completed their review of the Company's quarterly financial statements.

                                     PART IV
                                OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification

          Gary A. Miller, Esq.                        215 851-8472
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                 (Name)                     (Area Code) (Telephone Number)

      (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). Annual Report on Form 10-KSB for fiscal year ended June 30, 2004.

                                                   |X|  Yes  |_| No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                   |X|  Yes  |_| No

      If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

      The three months ended September 30, 2004 was the first full reporting period reflecting the Company's ownership of Cyber-Test, Inc., the Company's lone operating business, which the Company acquired in June 2004. During this period, Cyber-Test recorded $1,825,184 of sales relating to the repair, service and warranty, and exchange of various office equipment such as facsimile machines, printers and scanners, and computer peripheral products such as PDAs, laptop computers, monitors and multi-functional units. A gross profit of $673,756 or 37% of sales for the three months ended September 30, 2004 was realized after deducting cost of sales in the amount of $1,151,428. For the three months ended September 30, 2004, Cyber-Test generated net profit from operations of $131,077 or 7.3% of sales, which, when taking into account the numerous disruptions in Cyber-Test's operations during August and September because of the unusual hurricane season throughout Florida, was above the Company's expectations.

The Company reported an overall loss from operations of $295,975 for the three months ended September 30, 2004, versus $213,918 for the three months ended September 30, 2003. The Company's overall loss is attributable primarily to consolidated overhead costs at the parent and level. These overhead costs amounted to $427,052 and include $206,134 of professional fees and costs, $67,060 of amortization of deferred compensation and depreciation and $153,858 of general and administrative costs. The Company's overall loss from operations was offset by $215,233 of investment income, from its investment in Yorkville Advisors Management, LLC. The Company's overall net loss of $120,008 for the three months ended September 30, 2004 was 56% less than our overall net loss of $270,342 for the comparative three-month period ended September 30, 2003.

Revenue for the three months ended September 30, 2004 was $1,825,184 and was entirely attributable to Cyber-Test's operations. We did not recognize any revenue for the three months ended September 30, 2003. All revenue from Cyber-Test's operations was from the repair and service of office equipment and computer peripheral products, extended warranty sales and the sale of computer parts and accessories.

Gross profit was 37% of gross sales from Cyber-Test's operations for the three months ended September 30, 2004, which resulted in an operating income percentage of 7.3% of sales. Our gross profit percentage increased slightly from Cyber-Test's one-month operations during June 2004 due to a reduction in the number of replacement machines and parts required to fulfill orders during the quarter, enhanced by the implementation of lower delivery charges which were negotiated in June 2004. Also contributing to the slight increase in gross profit percentage was Cyber-Test's successful hiring and training of new repair technicians, allowing more orders to be fulfilled.

                   Advanced Communications Technologies, Inc.
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                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date  11/15/04                   /s/ Wayne I. Danson
                                 ---------------------------------------------
                                 Name: Wayne I. Danson
                                 Title:  President and Chief Financial Officer


      Instruction. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

      Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, DC 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of the public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.